

August 25, 2014

Via E-mail
Clifford K. Bown
Chief Financial Officer
VASCO Data Security International, Inc.
1901 South Meyers Road, Suite 210
Oakbrook Terrace, IL 60181

> **Re: VASCO Data Security International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 12, 2014**
> **File No. 000-24389**

Dear Mr. Brown:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 1 - Business

Customers and Markets, page 15

1. We note that HSBC, your largest customer, accounted for approximately 18%, 10% and 17% of your total revenue in 2013, 2012 and 2011, respectively. Please tell us what consideration you have given to describing the material terms of any agreements with HSBC, including the term of your contract, any minimum commitments, termination provisions, and the rights and obligations of the parties. Tell us also what consideration you have given to filing any agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 if you have any questions or, in his absence, the undersigned at (202) 551-3453.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor